Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: July 17, 2014

REPORT UNDER NATIONAL INSTRUMENT 62-103
EARLY WARNING REPORT

The following information is filed pursuant to the provisions listed above under the applicable securities legislation:

1.             The name and address of the offeror.

HudBay Minerals Inc. (“Hudbay”)
25 York Street, Suite 800
Toronto, Ontario
M5J 2V5

2.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

Pursuant to the terms of its offer dated February 10, 2014, as amended (the “Offer”), to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares (the “Augusta Shares”) of Augusta Resource Corporation (“Augusta”), other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, Hudbay has taken up 116,233,761 Augusta Shares that were validly deposited under the Offer, which represent approximately 77% of the issued and outstanding Augusta Shares.

3.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release.

Including the 116,233,761 Augusta Shares taken up under the Offer, Hudbay owns 139,292,346 Augusta Shares, representing approximately 92% of the issued and outstanding Augusta Shares.

4.                                      The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i)                                    the offeror, either alone or together with any joint actors, have ownership and control.

See item 3 above.

(ii)                                the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor.

Not applicable.

(iii)                            the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.                                      The name of the market in which the transaction or occurrence that gave rise to the news release took place.

Not applicable.

6.                                      The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

See item 10 below.

7.                                      The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The purpose of the Offer is to enable Hudbay to acquire, on the terms and subject to the conditions of the Offer, all of the issued and outstanding August Shares. Hudbay has extended the Offer until 5:00 p.m. (Toronto time) on July 29, 2014 to enable Augusta shareholders who have not yet tendered their Augusta Shares to accept the Offer. The extension constitutes a “subsequent offering period” under U.S. securities laws.

Hudbay intends to acquire any Augusta Shares not deposited under the Offer through a subsequent acquisition transaction. The exact timing and details of any such transaction will depend upon a number of factors.  Although Hudbay intends to propose a subsequent acquisition transaction generally on terms similar to the Offer, it is possible that such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Hudbay reserves the right not to propose a subsequent acquisition transaction, or to propose a subsequent acquisition transaction on terms other than those of the Offer.

Members of Hudbay’s current management team have assumed management positions with Augusta and replaced Augusta’s current senior management team and David S. Bryson, Alan T. C. Hair, Patrick Donnelly and Patrick Merrin, each of whom is an officer of Hudbay, have joined Lenard F. Boggio, Timothy Baker and W. Durand Eppler on the Augusta Board of Directors in place of Gilmour Clausen, Christopher M. H. Jennings, Robert P. Pirooz, Robert P. Wares and Richard W. Warke, each of whom has resigned from the Augusta Board of Directors.

8.                                      The general nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

On June 23, 2014, Hudbay and Augusta announced that they had entered into a definitive support agreement (the “Support Agreement”) that has been filed the with Canadian securities regulatory authorities and with the Securities and Exchange Commission, and all of the directors and officers of Augusta and certain other Augusta shareholders entered into lock-up agreements with Hudbay, the form of which (the “Lock-Up Agreement”) has been filed the with Canadian securities regulatory authorities and with the Securities and Exchange Commission.  The Support Agreement and the Lock-Up Agreement are available electronically without charge at www.sedar.com and at www.sec.gov.

9.                                      The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103.

Not applicable.

10.                               In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars of the consideration paid by the offeror.

In consideration for the 116,233,761 Augusta Shares taken up by Hudbay under the Offer, 36,613,636 common shares of Hudbay (“Hudbay Shares”) and 19,759,740 warrants to acquire Hudbay Shares were issued, representing consideration with a value of approximately $3.75 per Augusta Share and total consideration of approximately $436 million (based on the closing price of the Hudbay Shares on the Toronto Stock Exchange on July 16, 2014).

11.                               If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

See items 2, 3 and 7 above.

12.                               If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting the reliance.

Not applicable.

*****

The full details of the Offer are set out in the takeover bid circular, notices of variation and extension, the notice of change, and the notice of extension (collectively the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities.  Hudbay also has filed a registration statement on Form F-10 (as amended, the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”).  This filing is not a substitute for the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE

DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER.  Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com.  Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This report does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

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DATED this July 17, 2014.

HUDBAY MINERALS INC.

Per:	“Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President, Legal and Corporate Secretary